Exhibit 99.1

INLIF LIMITED Announces Pricing of $3.75 Million Registered Direct Offering

Quanzhou, China, Oct. 19, 2026 (GLOBE NEWSWIRE) -- INLIF LIMITED (Nasdaq: INLF) (together with all its subsidiaries and consolidated entities, the “Company” or “INLIF”), a company engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms, today announced that it has entered into securities purchase agreements with certain institutional investors for the purchase and sale of an aggregate of 435,000 Class A Ordinary Shares, par value of US$0.0001 per share, of the Company (the “Ordinary Shares”), pre-funded warrants to purchase up to 1,908,750 Ordinary Shares (the “Pre-Funded Warrants”), Series A warrants to initially purchase up to 2,343,750 Ordinary Shares (the “Series A Warrants”), Series B warrants to initially purchase up to 2,343,750 units (the “Series B Warrants”, each unit consisting of one Ordinary Share, or one Pre-Funded Warrant in lieu thereof and one Series A Warrant ), and Series C warrants to purchase a number of Ordinary Shares to be determined in accordance with their terms (the “Series C Warrants” and, together with the Series A Warrants and the Series B Warrants, the “Ordinary Warrants”), in a registered direct offering (the “Offering”). Each Ordinary Share or Pre-Funded Warrant will be sold together with one accompanying Series A Warrant, one accompanying Series B Warrant and one accompanying Series C Warrant at a combined purchase price of US$1.60 per Ordinary Share and accompanying Ordinary Warrants, or US$1.5999 per Pre-Funded Warrant and accompanying Ordinary Warrants, which equals the combined purchase price per Ordinary Share and accompanying Ordinary Warrants minus US$0.0001, the exercise price of each Pre-Funded Warrant. The aggregate gross proceeds from the Offering are expected to be approximately US$3.75 million, prior to deducting placement agent fees, legal fees, administrative and other offering-related expenses.

The Series A Warrants will be immediately exercisable at US$1.60 per Ordinary Share and expire five years after closing. The Series B Warrants will be immediately exercisable at US$1.60 per unit and expire 60 days after issuance. Each of the Series A Warrants and Series B Warrants is subject to a one-time downward exercise price reset on the twentieth trading day after closing along with other adjustments therein. The Series C Warrants will be exercisable at US$0.0001 per share for additional Ordinary Shares determined by a price-based adjustment over the first ten trading days beginning on issuance.

The transaction is expected to close on or about October 20, 2026, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent for the offering. Ortoli Rosenstadt LLP is acting as U.S. securities counsel to the Company, and Pryor Cashman LLP is acting as U.S. securities counsel to the placement agent, in connection with the Offering.

The registered direct offering is being made pursuant to the Company’s registration statement on Form F-3 (File No. 333-292580) previously filed with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on January 12, 2026. A prospectus supplement relating to the securities will be filed by the Company with the SEC. All information filed with the SEC can be obtained over the internet on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About INLIF LIMITED

INLIF is a holding company and an exempted company incorporated in the Cayman Islands with limited liability. Through its operating entity in the People’s Republic of China, Ewatt Robot Equipment Co. Ltd., established in September 2016, INLIF is engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms. It is also a provider of installation services and warranty services for manipulator arms, and accessories and raw materials for manipulator arms. The Company produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, all developed by itself. It has also built experience in industrial automation solutions, including in the new energy sector, as well as intelligent robotics in recent years. For more information, please visit the Company’s website: https://ir.yiwate88.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions, and includes such statements regarding timing of closing, satisfaction of closing conditions, and expected proceeds from the offering. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

These forward-looking statements are subject to substantial risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied, including without limitation: the Company’s ability to complete the Offering in accordance with the expected timeline and terms; satisfaction of closing conditions; the planned use and actual deployment of net proceeds; adverse changes in global market conditions and capital market sentiment; risks relating to the Company’s business strategy adjustment and asset optimization;  the ability to maintain the Company’s Nasdaq listing status; changes in industry policies and regulatory rules; future capital financing needs; and other risk factors disclosed in the Company’s periodic filings and subsequent submissions with the SEC, including its Annual Report on Form 20-F.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Contact

INLIF LIMITED
Investor Relations Department
Email: ir@yiwate88.com